Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Timeplast, Inc.
1844 Longwood Lake Mary Road
Longwood, FL 32750
www.timeplast.net

Up to $5,000,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Timeplast, Inc.
Address: 1844 Longwood Lake Mary Road, Longwood, FL 32750
State of Incorporation: FL
Date Incorporated: December 20, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $5,000,000.00 | 5,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $100.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>**Investment Incentives & Bonuses***</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 10% bonus shares

Amount-Based:

$500+

Tier 1

Join our owner's group, "The Deplastifcators" and receive exclusive communications with the founding team and continuous updates with our technology. Be displayed in a Timeplast website tab coined "The wall of deplastificators" a historical piece of information about those who made the first push to truly get rid of plastics

$1,000+

Tier 2

Inclusion in "The Deplasticators" owner's group

Video conference tour of Timeplast laboratory and talk with the founder

$2,500+

Tier 3

5% Bonus Shares

Inclusion in "The Deplasticators" owner's group

Be invited to an in-person meeting in Orlando, Florida or a join via video conference of the Timeplast laboratory and talk with the founder

$5,000+

Tier 4

10% Bonus Shares

Inclusion in “The Deplasticators” owner’s group

Be invited to an in-person meeting in Orlando, Florida or a join via video conference of the Timeplast laboratory and talk with the founder

Be a part of a short film for posterity.

$20,000+

Tier 5

15% Bonus Shares

Inclusion in “The Deplasticators” owner’s group

Be invited to an in-person meeting in Orlando, Florida or a join via video conference of the Timeplast laboratory and talk with the founder

Be invited to quarterly strategy sessions with our decision-making team

Be a part of a short film for posterity.

**All perks occur when offering is complete.*

<u>The 10% StartEngine Owners' Bonus</u>

Timeplast, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares of Common Stock for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Timeplast, Inc. ("Timeplast" or the "Company") is a chemical technology company that has developed and patented a series of polymeric pathways in the material science space. Our goal is to create a portfolio of plastics that have the ability to completely disintegrate down to an almost zero molecular weight within 60 hours of being in contact with water. Ideally, these plastics will be able to substitute conventional plastics in almost all applications that exist today. These new plastics can be fully water-soluble, bio-based, mass-producible at a global scale, and cost-effective. The aim is to fully substitute fossil-based plastics in an extended number of applications including injection molding, thermoforming, extrusion, and even expanded applications like styrofoam.

Corporate History

The Company was initially formed as Bioplast, LLC under the laws of Florida on December 3, 2013, before changing its name to Timeplast, LLC in January 2016. Timeplast, LLC converted into a Florida corporation on December 22, 2021.

Timeplast, Inc. is currently in the prototype stage of development.

Intellectual Property

The Company holds four patents and has filed two more applications for divisional patents in the United States. It is also preparing to file two additional patent applications. Timeplast has filed two international patents under the PCT treaty.

Competitors and Industry

The plastic industry is currently estimated at $579 billion. Between 2010 and 2020, the global production of plastics has increased from 270 million metric tons to almost 370 million metric tons and is projected to grow at a rate of 30% in volume by 2050.

Competing with fossil-based plastics is a very difficult task since conventional plastics have a high quality driven by a high molecular weight at a low price point. Making a new plastic that remains water-soluble with high molecular weight is a very difficult problem to solve in the material science space.

At this point, we are not aware of any competitors in the bio-based high molecular weight and water-soluble space. Non-soluble bio-based high molecular weight competitors are abundant such as Nature Works and other global producers of plastics like PLA which dominate the market of bio-based plastics.

There is a significant number of competitors in the low molecular weight bio-based water-soluble plastic space as well. Some of these players are NotPla, the Dissolving Bottle, and other global water-soluble film producers like the Japanese Acello Corporation.

Water-soluble materials have existed for a long time, but making one that has a high molecular weight, is cost-effective, and water-soluble at the same time had been impossible, which is the main reason behind other previous water-soluble plastics not being able to substitute fossil-based applications and their inability to maintain the market's required quality while retaining water solubility. That's why typical water-soluble materials are limited to either only films/very thin applications, or haven't been able to go mainstream in the substitution of conventional plastics.

Timeplast's line of plastics has a high molecular weight, which makes it able to be formed into rigid, thick, and high-quality applications while maintaining water solubility. This makes it one of a kind and truly capable of fossil-based plastic substitution.

Current Stage and Roadmap

Current Stage:

What we have

We have a working resin prototype, protected by several USPTO-granted patents in the US, as well as in many countries through the IP global treaty called PCT, independently ASTM certified as fully water-soluble, with a proven competitive price point, a feasible supply chain with global scalability through a technological ability to outsource most of the manufacturing, and a true potential to substitute most fossil-based plastics in almost all applications.

What we don't have

We still need to develop a standardization path into the global plastic industry, things like parameters of use, manuals, and procedures for our new plastic to flow properly in many real-world industrial machines, as well as to obtain government-regulated certifications in all targeted countries.

Road Map:

A. To fund real-world trials to develop our global standardization. Several potential clients are ready to go.

B. To hire experts to help us develop manuals and procedures to use our resin in any manufacturing circumstance.

C. To strengthen our global operations teams in India, Latin America, and Europe to obtain certifications that allow us to be aligned with local regulations like European laws banning the use of conventional plastics, which opens the market door to our products.

D. To better qualify our supply chain to improve costs and quality.

E. To launch our first single-use product in all targeted markets at the same time (US, Europe, India, and Latin America), in order to create a difficult-to-compete-with market advantage and a first-to-market batch to our brand and line of products.

The launch will aim to substitute Polyethylene, which is the most used plastic in the world.

Points A and B are estimated to be completed within 1 year of being funded.

Points C and D are estimated to be completed within 2 years of being funded.

Point E is estimated to be completed within 1 year of points C and D's completion.

The Team

Officers and Directors

Name: Manuel Rendon

Manuel Rendon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January, 2016 - Present
  Responsibilities: Manuel is responsible for managing Timeplast's overall operations. This includes delegating and directing agendas, driving profitability, managing company organizational structure, strategy, and communicating with the board. Manuel's salary at Timeplast has been $10,500 a month for the past two years. Manuel doesn't have an equity compensation package yet.

- **Position:** Chief Technology Officer
  Dates of Service: January, 2016 - Present
  Responsibilities: Manuel is also responsible for overseeing the development of technology in Timeplast, for several reasons including R&D, new products and chemical pathways, quality control, and the dissemination our Timeplast's tech to external customers, vendors, and other clients to help improve and increase business. Manuel handles all internal IT operations.

- **Position:** Director
  Dates of Service: January, 2016 - Present
  Responsibilities: To execute all tasks related to run the business and to be the bridge between the board and the operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Timeplast, Inc. (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock offered should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Timeplast plastic, or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Timeplast's plastic. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating

needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Timeplast INC has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Timeplast INC has incurred a net loss and has had limited revenues generated

since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Timeplast's technology portraits a good technology, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of Timeplast's most valuable assets is its intellectual property. The Company owns five patents in advanced polymerization, one trademark, and all copyrights, .net Internet domain name, and many trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Experimental Resin
Timeplast has developed and patented an innovative working prototype of its resin, however, it should be seen as an experimental resin, not a fully finished and/or fully tested resin. The economic and market outcome of this resin may be monumentally and positively big, or it could be nonexistent or not successful.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Victor Cardenal, Sr., Principal Security Holder, is deceased and his estate has yet to be finalized.
Victor Cardenal, Sr. recently passed away and his holdings have been placed in his estate. At this time estate matters are being processed and have yet to be finalized.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Manuel Rendon	11,540,000	Common Stock	28.85%
The Estate of Victor Cardenal, Sr. - Victor Cardenal, Sr. is currently deceased and his holdings have been placed in his estate at this time.	8,100,000	Common Stock	20.25%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,000,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 40,000,000 outstanding.

Voting Rights

One vote per share. Please refer to voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: December 31, 2022
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $120,000,000.00
Conversion Trigger: Investor's decision

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: December 31, 2023
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: $120,000,000.00
Conversion Trigger: Investor's decision

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: R&D, operations, and patent filling.
  Date: March 18, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: R&D, operations, and patent filling.
  Date: December 09, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

The revenue increased from $11,739 (2021) to $61,424 (2022) with a Net Operating Income of $399,527 an operating cash flow loss of $354,679, and liquid assets in cash of $318,503.Timeplast was successful in a crowdfunding campaign, and generated funds for the continuation of operations.

Cost of Sales and Gross Margins

Total Cost of Goods Sold increased from $1,995 (2021) to $16,575 (2022)

Timeplast has been operating as a research and development company, and we have not focused on selling but on finding selling avenues such as strategic partners. Said focus is about to change as we finalize our technology's development and start the path for commercialization.

Expenses

The Company's expenses consist of, among other things, compensation for employees, fees for professional services and patents, research and development expenses, and expenses related to keeping up with our technological partnerships, website maintenance, and others.

Total operating expenses in 2022 were $399,527 compared to $264,291 in 2021. In 2022, we filed for international patents and ran a crowdfunding campaign which increased our operating costs.

We're still pre-revenue, 2023 is expected to be the first post-revenue year.

Historical results and cash flows:

The Company is currently in the last stage of research and development prior to commercialization; we believe we've developed not only the technology but also distribution channels all across the globe to start deploying our portfolio of materials once the demand kicks in, which will allow us to grow. This is why we consider ourselves to be in the pre-revenue stages.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because, as with any technology company, in our case as a chemical technology company, a great deal of development is required in order for revenue to start flowing.

Timeplast still has no cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Timeplast currently has two convertible notes for a total of $500,000. Kenneth Sadowski, one of the convertible noteholders, may continue to help Timeplast's capital requirements if needed.

Only the cash $318,503 as a result of our ongoing equity crowdfunding.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support funding for the standardization and deployment of Timeplast's portfolio of materials around the world.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, almost 100% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

We have projected 2023 to be the first post-revenue year, yet we're still having all of our operations based 100% on the crowdfunding-raised funds.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

If we raise our minimum, funds will be used for StartEngine's Premium Deferred Fee and we may only be able to fund a few IP-related tasks for three more months.

Cost of operations, R&D, global patenting legal fees, payroll and marketing.

This is based on a monthly burn rate of $33,293.92/month.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current yearly burn rate of $399,527 per year for expenses related to salaries, patents, marketing, R&D, and our budget for standardization and deployment.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated only one additional future source of capital, more specifically a potential third round of equity crowdfunding on StartEngine, which terms are not available at the moment, as we would need to succeed in our current fundraising round first.

We haven't considered any other required capital contributions at this point.

Indebtedness

- **Creditor:** Two investors, Kenneth Sadowsky and John Sadowsky (Convertible Note)
  Amount Owed: $500,000.00
  Interest Rate: 10.0%
  Maturity Date: December 09, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $40,000,000.00

Valuation Details:

Timeplast, Inc. determined its pre-money valuation based on an analysis of the following factors.

The value of all the company's current assets

● Timeplast owns no real estate assets; our current lease at an industrial location in Longwood will expire this July; it is a 2500sf climatized warehouse; Timeplast owns computers, a 3D printer, extrusion machine, laboratory glassware, chemical reactors, 4 high powered lasers, and currently holds about 200Kg of raw materials for development. Timeplast has not renewed the existing lease for their industrial location in Longwood and is in the process of securing a new lease.

● Timeplast owns 4 patents granted by the USPTO, 3 of them under PCT with 172 countries protection, 2 divisional applications of two of the granted patents, and the Timeplast trademark.

● The valuation of the company's previous securities sale.

● Timeplast has not raised funds through crowdfunding before. Funds have raised through friends and family, about $700k. The last two investors were the Sadowski brothers, they invested $500k in Convertible Notes with a valuation cap of $120MM.

Comparison to the valuation of competitors

● In the water-soluble and rigid packaging space, to the best of our knowledge, there are no publicly traded companies or products that can directly compete with Timeplast.

● In the non-soluble space, but biobased and standard/conventional polymers, our biggest competitor is NatureWorks, which 10 years ago attracted a $150 million equity investment from leading Thailand company PTT Chemical. It is difficult to estimate its valuation since it is a privately held company. But it is estimated to have over 500 employees. However, based on our observations, they don't have any patents, or products in the water-soluble, bio-based, and rigid space.

● In the non-soluble space, but biobased and non-conventional/proprietary, our biggest competitor is Danimer Scientific, a publicly-traded company with a market cap of $569MM as of April 7, 2022 ($5.63 price per share). However, based on our observations, they don't have any patents, or products in the water-soluble, bio-based and rigid space.

● In the water-soluble, biobased, and non-conventional/proprietary space but for flexible packaging, NotPla is the only competitor that we have been able to identify. However, their most sold product is a cardboard-based box, which tells that the rigid applications market may be the key to generating revenue. It is difficult to assess its valuation since it is a privately held company, but it recently raised $10M in Series A funding. Based on our observations, they also do not have any patents, or products in the water-soluble, bio-based and rigid space.

Business Partnerships

● Timeplast co-owns a Joint Venture called TPN Alliance Polymers, to which entity Timeplast has licensed its depolymerization technology in PET. This Joint Venture is formed between Timeplast and Nestle Waters of North America.

● Timeplast has an exclusive distribution agreement with Zuckerman Honickman, US leaders of PET brokerage.

● Timeplast's biggest investor is Ken Sadowski, a widely known and successful entrepreneur labeled by Forbes magazine as the Beverage Whisperer.

● Timeplast believes that given the state of development of its portfolio of materials, their potential plastic-substitution ability, the size of the market, partnerships and relationships, and its strong intellectual property, that its valuation is at $40MM.

● Even if we miss our goals, milestones, and targets, if and when Timeplast certifies and industrially validates its line of plastics, we believe the valuation of our company will be that of a first-to-market chemical technology company with a working product that's potentially able to directly address a $500+ billion dollar total addressable market in several regions of the world concurrently.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of stock with shares outstanding.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $500,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Fee*
  96.5%

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  21.59%
  We will engage in marketing campaigns targeting the end consumer with impactful videos translated into several languages that show what our technology is truly capable of and its Global implications. This may include sponsorships to media influencers to promote our technology, trade shows and/or travel for demos. We will mostly use modern channels which present the best value per view count. We will launch in India, Latin America, Europe and the US at the same time.

- *Research & Development*
  31.0%
  We spent years in the development of the many technologies needed to create our new plastic, but in order for us to bring it to market without changing the current conventional manufacturing facilities, and given the fact that our plastic is absolutely innovative and has never been used by the current plastic industry, we need to standardize the how-to-use Timeplast in all of the different types of machines and manufacturing processes, so we can massively deploy our plastic at the same time in many different industries. This will result in the creation of engineering manuals and procedures that will allow our plastic to be used to create almost any application, so our goal of substituting fossil-based plastics can be reached. We will also need to run a significant number of studies to fully certify our resin in different regulatory aspects, however, these studies are quick and inexpensive. With Timeplast members in Europe, Latin America, India, and the US, we will hire teams across the world to standardize this process globally.

- *Company Employment*
  23.22%
  These funds will be used to cover payroll for current management as well as payroll for two new key hires.

- *Operations*
  7.48%
  Up to 7.48% of the funds raised will be used to cover operating expenses such as general liability insurance, employee health insurance, equipment, and rent.

- *Working Capital*
  2.0%
  Our working capital needs are very low, but we will use some of our proceeds (capped at 2% of the maximum) to service a small amount of revolving debt related to expenses incurred by partners.

- *Intellectual property*

11.21%
We have several patents granted by the USPTO, however, given our global launch project, we need to protect all our patents on a per-country basis, which is costly but straightforward thanks to our patents being under the PCT (International Patent Treaty).

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.timeplast.net (https://www.timeplast.net/about/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/timeplast

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Timeplast, Inc.

[See attached]

TIMEPLAST, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(AUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

SET APART
FINANCIAL SERVICES

10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Timeplast, Inc.
Longwood, Florida

Opinion

We have audited the financial statements of Timeplast, Inc., which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Timeplast, Inc. as of December 31, 2022, and 2021, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Timeplast, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Timeplast, Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Timeplast, Inc.’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Timeplast, Inc.’s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 6, 2023
Los Angeles, California

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 318,503	$ 5,013
Other Current Assets	43,591	-
Total Current Assets	**362,094**	**5,013**
Total Assets	**$ 362,094**	**$ 5,013**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Convertible Note	$ 500,000	$ 500,000
Accrued Interest on Convertible Note	110,000	70,000
Other Current Liabilities	23,726	1,710
Total Current Liabilities	**633,726**	**571,710**
Total Liabilities	**633,726**	**571,710**
STOCKHOLDERS EQUITY		
Common Stock	1,191,104	382,626
Members' equity	-	-
Capital draw	(2,520)	(2,520)
Equity issuance costs	(118,734)	-
Retained Earnings/(Accumulated Deficit)	(1,341,482)	(946,803)
Total Stockholders' Equity	**(271,632)**	**(566,697)**
Total Liabilities and Stockholders' Equity	**$ 362,094**	**$ 5,013**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 61,424	$ 11,739
Cost of Goods Sold	16,575	1,995
Gross profit	44,848	9,744
Operating expenses		
General and Administrative	209,806	230,190
Research and Development	14,321	21,011
Sales and Marketing	175,401	13,090
Total operating expenses	399,527	264,291
Operating Income/(Loss)	(354,679)	(254,547)
Interest Expense	40,000	40,000
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(394,679)	(294,547)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (394,679)**	**$ (294,547)**

See accompanying notes to financial statements.

TIMEPLAST INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		Members' Equity	Capital draw	Equity issuance costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount					
Balance—December 31, 2020	-	-	382,626	(2,520)	-	$ (652,256)	**$ (272,151)**
Capital contribution	-	-	-				-
Conversion from LLC into C Corp	1,000	$ 382,626	(382,626)				-
Net income/(loss)						(294,547)	(294,547)
Balance—December 31, 2021	**1,000**	**$ 382,626**	**$ -**	**$ (2,520)**	**$ -**	**$ (946,803)**	**$ (566,697)**
Issuance of common shares	859,152	808,478	-		(118,734)		**$ 689,745**
Net income/(loss)			-			(394,679)	(394,679)
Balance—December 31, 2022	**860,152**	**1,191,104**	**$ -**	**$ (2,520)**	**$ (118,734)**	**$ (1,341,482)**	**$ (271,632)**

See accompanying notes to financial statements.

TIMEPLAST INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(394,679)	$	(294,547)
Changes in operating assets and liabilities:				
Other Current Assets		(43,591)		
Accrued interest on Convertible Note		40,000		40,000
Other Current Liabilities		22,016		1,710
Net cash provided/(used) by operating activities		**(376,254)**		**(252,837)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		689,745		-
Borrowing on Convertible Notes		-		-
Net cash provided/(used) by financing activities		**689,745**		**-**
Change in Cash		313,490		(252,837)
Cash—beginning of year		5,013		257,849
Cash—end of year	**$**	**318,503**	**$**	**5,013**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Timeplast Inc. was originally formed on December 3, 2013, in the state of Florida, as Bioplast LLC. On January 16, 2016, the company changed its name from Bioplast LLC to Timeplast LLC. On December 20, 2021, the company converted from LLC into a C Corp and changed its name from Timeplast LLC to Timeplast Inc. The financial statements of Timeplast Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Longwood, Florida.

Timeplast Inc. is a chemical technology company that specializes in the creation of innovative pathways for the polymerization, copolymerization, and depolymerization of bio-based and synthetic chains, with the goal to push forward a global transition to sustainable materials.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $68,503.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Income Taxes

Timeplast Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

The Company earns revenues from the sale of liquid additive depolymerization/upcycling technology, water soluble alcohol-based plastic, and non-soluble alcohol-based plastic.

Cost of sales

Costs of goods sold include the cost of equipment sold, packaging, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $14,321 and $21,011, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 6, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retain earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

There were no effects since the Company has no long-term lease agreements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Deposit	43,591	-
Total Other Current Assets	**$ 43,591**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Tax Payable	23,416	105
Prepayments received		1,605
Other current liabilities	310	-
Total Other Current Liabilities	**$ 23,726**	**$ 1,710**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Shares with no par value. As of December 31, 2022, and December 31, 2021, 860,152 and 1,000 shares have been issued and are outstanding.

5. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Notes (various lenders)	$ 500,000	8.00%	18.3.2020	31.12.2021	40,000	110,000	500,000	-	500,000	40,000	70,000	500,000	-	500,000
Total	$ 500,000				$ 40,000	$ 110,000	$ 500,000	$ -	$ 500,000	$ 40,000	$ 70,000	$ 500,000	$ -	$ 500,000

The convertible notes are convertible into class A Preferred Stock at a conversion price. The number of Conversion Units the Company issues upon such conversion will equal the product of (I) the quotient (rounded down to the nearest whole unit) obtained by dividing (x) such outstanding principal balance and unpaid accrued interest, by (y) the Conversion Price and (II) 80%. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(106,563)	$	(79,528)
Valuation Allowance		106,563		79,528
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021, are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(288,176)	$	(181,613)
Valuation Allowance		288,176		181,613
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,067,320, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,067,320. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

On August 12, 2020, the Company entered into a commercial lease agreement with Neema and Pardeep Vedi Trust to rent premises located in Longwood, Florida. The lease ends on August 12, 2022, and the annual base rent is $15,600.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through February 6, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $399,527, an operating cash flow loss of $332,663, and liquid assets in cash of $318,503, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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INVEST IN TIMEPLAST TODAY!

The plastic that completely disintegrates itself in 60 hours.

Timeplast is a techno-organic material that dissolves in 60 hours after being discarded in water with the potential to replace almost all types of fossil-based conventional plastics, ...
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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


TIMEPLAST
THE 12-HOUR TECHNO-ORGANIC MATERIAL
12 am
6 am
12 pm

$1,085,761.09 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Reasons to Invest

- Leading innovation and strong team: We have developed what we believe to be a first-of-its-kind technology that allows the creation of techno-organic materials. Our technology is patented from several angles, with professional and accredited leadership including partners and teams all over the world trained and ready to launch a global plastic substitution campaign.
- Technology, Market size and openness: We believe more and more companies are pledging to go 100% plastic-free in the near future. Timeplast is proposing a solution that could become the substitution for conventional plastics with a series of materials that actually disappear in hours, and that can be used in a variety of forms replacing almost any other conventional plastic for rigid and flexible applications. Concomitantly, it can also potentially substitute many metal, glass, and paper applications.
- Redefining environmentalism: We think Timeplast's environmental quality transcends current sustainable standards, given that Timeplast is planet neutral, tapping into the highest standard of water solubility. It does not require soil bacteria, oxygen, or heat to disintegrate, only liquid water, as Nature intended..

Invest Now
$1.00 Per Share

RAISED	INVESTORS
$1,085,761.09	1,614
MIN INVEST	**VALUATION**
$100.00	$40M

OVERVIEW

Solving the plastic problem


We're solving the actual problem

*The above is a picture taken of our prototype material. Product is currently under development and is not yet available on the market.

Timeplast proposes what we think is a new chemical technology, capable of building bio-based materials ready to replace plastics, comprised mostly of materials made from alcohol sourced from chemically organic waste, which only requires water to disintegrate. We feel the price point is competitive, and mass-production volumes are scalable. Materials have the potential to replace not only conventional plastics, but also metals, glass, and paper applications. Our materials can be thermoformed, blown, extruded, and injected.


And the most difficult:
INJECTION MOLDING

*The above is a picture taken of our prototype material. Product is currently under development and is not yet available on the market.

TIMEPLAST IS

Defining sustainability as Nature intended

Our material does not require input from anything other than water to disintegrate.

- TRULY SUSTAINABLE
- SELF DISAPPEARANCE
- PLASTIC-FREE
- BIO-BASED

OUR MISSION

To accelerate the world's transition to sustainable materials.



THE PROBLEM

Microplastics are accumulating in our oceans

The plastic industry is currently valued at $593B, which is higher than the Social Media Ad Spend and Smartphones markets combined (source, source).


Plastic Manufacturing:
$579 BILLION MARKET
plastic manufacturing, a $579 billion market

*The above is a picture taken of our prototype material. Product is currently under development and is not yet available on the market.

Plastic is everywhere in daily life from packing styrofoam to injection molding. These plastics and microplastics are accumulating in the environment, regardless if they're labeled as 100% recycled, biodegradable or biobased, especially our oceans. Most current plastics on the market can't dissolve in the ocean (source). Not to mention, the Food Safety Standards that overlook microplastics, which have been linked to health issues for marine life and humans (source). We think protecting oceans, rivers and overall Earth's water has to be our number one priority as a civilization.

WRONG FOCUS

Global efforts have incorrectly focused on addressing plastic's lack of biodegradation, while microscopic plastic is accumulating in all living species at unprecedented rates.

UNREALISTIC STANDARDS

Laboratory settings provide unrealistic standards for biodegradability which are not translatable in real world scenarios.

HEALTH CONCERNS

93% of Americans tested, have shown to be positive for Bisphenol-A, one of many microscopic plastics.

PLASTICS DON'T RECYCLE WELL

Plastic has a colossal CFP. Circular economy isn't feasible. Plastic loses its properties when recycled; improper recycling harms Nature and controlling global plastic disposal is impossible.

CONSUMERS WANT SOLUTIONS

Consumers have demanded solutions. Advanced nations have adopted legislation to ban the uses of plastic. Companies are struggling to comply.

(source, source, source, source, source)

THE SOLUTION

Restoring the balance with a bio-based material that mimics plastic

Timeplast is a material with 15 years of R&D that has the potential to replace fossil-based plastics. The material can be incredibly versatile and comes in 3 raw forms ready for industry's adaptation: crystals, small, and large pellets.



*The above is a picture taken of our prototype material. Product is currently under development and is not yet available on the market.

These can be used for various applications including packaging and construction. Mimicking the weight and feel of plastic, Timeplast can be used as a conventional plastic for rigid applications or for light-weight applications.

Timeplast is working toward plastics use that is in balance with our planet. Timeplast taps into water, the universal solvent, to fully disintegrate in water in 60 hours. Its water solubility has been ASTM-independently certified.

WE THINK IT'S THE FIRST OF ITS KIND

We believe it's the first hybrid, programmable, hydro soluble copolymer to be patented with unlimited equimolar-counter diffusion expanding versatility potential.

THE POTENTIALLY PERFECT SUBSTITUTE

Timeplast can be capable of substituting PE, PP, PS, PVC, extruded, injected, thermoformed and expanded applications

AN INDUSTRY TRANSFORMER

Timeplast can potentially transformation of the plastic industry, reducing society's carbon footprint

COMPLETELY DISSOLVES

Timeplast can behave as conventional plastic for a limited period of time; then completely dissolves in roughly 60 hours

Team Strength

Manuel Rendon, CEO of Timeplast, won the Best Practices Award when working for PepsiCo and was awarded a National Interest Green Card by the USCIS. Also, Timeplast has a team of professionals and partners all over the world ready to deploy a plastic-substitution campaign.


ITALY
COLOMBIA
Daniel Lupi
Sales representative Europe
Henry Aular
Director of Timeplast Europe
Teófilo Sánchez
Sales Director Latin America
These teams are ready to lead and deploy

*The above is a picture taken of our prototype material. Product is currently under development and is not yet available on the market.

Behind the scenes

The Timeplast product is made primarily by third-party manufacturers that specialize in chemical and bio-based materials. However, Timeplast has the goal of self-producing the final product. In our current business model, the raw materials are shipped to a compounder with our proprietary and polymerization-inducing wax to create the final masterbatch product. For the final polymerization where the material is actually created, we double-use our customers' manufacturing systems as polymerization reactors to perform this energy-intense task, which can reduce costs and CFP, making Timeplast cheaper than the bio-based plastics, metals, glasses, and papers on the market, and with a lower holistic footprint.


BUSINESS MODEL
Main revenue streams
PLASTIC SUBSTITUTION
• Any non-PET plastic with our propritary resin
• Priced at $1-2/lb, based on volume
• Minimum of $.5 Net profit/lb.
PAPER, METAL & GLASS NEW APPLICATIONS
• Virgin markets
• Priced at $2-5 per pound
• $(0.5-1) Net profit/lb.

*The above is a picture taken of our prototype material. Product is currently under development and is not yet available on the market.

THE MARKET

Disrupting a market projected to hit $440B

The alternative packaging market is expected to reach $441B by 2028, but we believe Timeplast is one of the only materials that is water soluble and designed for rigid applications. Timeplast has a high polymerization level, creating the strength needed for applications where a thicker plastic material would be used. We believe we have the ability to make a plastic-like product that has the ability to fully break down and dissolve. In the future, we anticipate that Timeplast could also be a substitute for cardboard, glass, or metal applications.



In the picture: 12 hours of water submersion difference between left and right sample

*The above is a picture taken of our prototype material. Product is currently under development and is not yet available on the market.

Alternative materials being used to replace plastic packaging include food sources like corn, alternative forest-produced products like bamboo, and conventional ultra-high CFP materials like stainless steel. However, these materials don't have the flexibility nor the versatility of plastic for all necessary applications, and more importantly, they don't fully disintegrate in water after use (source). There are a few plastic alternatives on the market today with water solubility, however, we feel they are limited to thin plastic or film applications. We believe what makes Timeplast unique is the ability to work on rigid and thick applications, which count for most of the uses in the market, all of this while retaining water solubility, and is cheaper to produce than all bio-based plastics on the market today.


WE BELIEVE
TIMEPLAST IS
Safer, more sustainable, and more affordable
Low production cost
Conventional fossil-based plastics
TIMEPLAST
Positive impact on environment
Negative impact on environment
Biodegradable plastics
Biobased plastics
High production cost

WE BELIEVE TIMEPLAST'S ADVANTAGES ARE:

HIGHLY COMPETITIVE PRICES

Lower than any other bio-based material, comparable to conventional plastic prices at sale

UNLIMITED SUSTAINABLE SUPPLY

We produce our material using alcohol so it is easily obtained from many diverse paths

FDA-APPROVED FOR HUMAN CONSUMPTION

The highest food-safety standard - Timeplast can be in contact with food and is safe to ingest

OUR TRACTION

Patented technology that's built for the planet

Our technology comprises 4 key blocks of neo-chemistry pathways, we have 1 patent granted for each of the key blocks, which are also covered by the Patent Cooperation Treaty in over 150 countries. Each key block has been proven successful after multiple rounds of testing, and studies have been 100% made by independent laboratories such as Eurofins Labs, Peak Experts Labs, and Avomeen Analytical services, now called Element, with samples manufactured by R&D partners such as Nestle Global, Riverdale Global and Nestle Waters of North America.

Riverdale Global successfully made a solid injected piece that mimics plastic with the Timeplast material, which is what we believe to be the first-ever water-soluble rigid piece made by injection molding in conventional plastic manufacturing equipment. Here's a picture:



*The above is a picture taken of our prototype material. Product is currently under development and is not yet available on the market.


In the picture: One of the first 70% expanded and rigid water-soluble thermoplastic in history

*The above is a picture taken of our prototype material. Product is currently under development and is not yet available on the market.

We believe

expanding potential can be unleashed

- ASTM certified as 100% water-soluable
- Non-chemical foam-like resin, fully capable of coloring
- Reduces the weight of any rigid container while keeping its mechanical strength and impact resistance
- Sustainable from many angles

WHY INVEST

Let's restore the chemical balance of our planet

Our planet's surface is primarily water, so we feel it's time to design materials with water solubility in mind. We believe Timeplast is ready to disrupt the plastic industry with what we believe is a new material that is planet-friendly at all stages of the product life cycle, from product manufacturing to the consumer's end-use. Help us restore the balance in our planet by investing in Timeplast, a material that can replace single-use plastics and much more.


Nature, to be commanded,
must be obeyed.
Francis Bacon

ABOUT

HEADQUARTERS	VALUATION
1844 Longwood Lake Mary Road Longwood, FL 32750	**$40M**

Timeplast is a techno-organic material that dissolves in 60 hours after being discarded in water with the potential to replace almost all types of fossil-based conventional plastics, paper, metal and even glass applications while being ASTM certified for complete dissolution, not in weeks, months or years, but hours. Currently wrapping up 15 years of R&D and prototyping, Timeplast has assembled an experienced leadership team and has been awarded 4 patents and a global supply chain.

TEAM



Manuel Rendon
Founder, Inventor and CEO

Manuel is a former PepsiCo executive and Environmental Engineer who created and patented a bio-based hydro soluble plastic with limited water resistance and a liquid solution for the molecular disintegration and up-cycling of fossil-based plastics. He founded Timeplast with the intention of bringing to market innovative and realistic approaches to address the Plastic Pollution issue.



Dan Younkman
Growth Advisor

Dan is an expert in corporate growth consulting and specialty retailing.



Tony Martinez
Global Operations Manager

Operations Management professional with over 20 years of experience in B2B sector ranging from startups to Fortune 500 companies.



Victor Cardenal
Global Sales Manager

Victor has over 20 years of experience in upper managing sales for multinational companies.



Henry Aular
European Operations Manager

Henry graduated as an Electrical Engineer at Ohio University in December 1980. Since January 2018, he has been working at Simoparma Packaging in Italy.



Jose Rodriguez
Latin American Sales Manager

Jose is a professional formed at 3M Company, working there for about fourteen years in Venezuela. He has now been working in Mexico for eight years with technical sales on the electrical market, and at the same time, working together with Manuel and the Timeplast team looking for opportunities for Timeplast in the Mexican and broader Latin American market.

TERMS

Timeplast

Overview

PRICE PER SHARE	VALUATION
$1	$40M
DEADLINE	**AMOUNT RAISED**
Mar 15, 2023	$1,085,761.09

Breakdown

MIN INVESTMENT	OFFERING TYPE
$100.00	Equity
MAX INVESTMENT	**ASSET TYPE**
$5,000,000.00	COMMON
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
10,000	Common Stock
	MAX NUMBER OF SHARES OFFERED
	5,000,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company : **Timeplast, Inc.**

Corporate Address : **1844 Longwood Lake Mary Road, Longwood, FL 32750**

Offering Minimum : **$10,000.00**

Offering Maximum : **$5,000,000.00**

Minimum Investment Amount (per investor) : **$100.00**

Terms

Offering Type : **Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **10,000**

Maximum Number of Shares Offered : **5,000,000**

Price per Share : **$1.00**

Pre-Money Valuation : **$40,000,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses*</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 10% bonus shares

Amount-Based:

$500+

Tier 1

Join our owner’s group, “The Deplastifcators” and receive exclusive communications with the founding team and continuous updates with our technology. Be displayed in a Timeplast website tab coined “The wall of deplastificators” a historical piece of information about those who made the first push to truly get rid of plastics

$1,000+

Tier 2

Inclusion in “The Deplasticators” owner’s group

Video conference tour of Timeplast laboratory and talk with the founder

$2,500+

Tier 3

5% Bonus Shares

Inclusion in “The Deplasticators” owner’s group

Be invited to an in-person meeting in Orlando, Florida or a join via video conference of the Timeplast laboratory and talk with the founder

$5,000+

Tier 4

10% Bonus Shares

Inclusion in “The Deplasticators” owner’s group

Be invited to an in-person meeting in Orlando, Florida or a join via video conference of the Timeplast laboratory and talk with the founder

Be a part of a short film for posterity.

$20,000+

Tier 5

15% Bonus Shares

Inclusion in “The Deplasticators” owner’s group

Be invited to an in-person meeting in Orlando, Florida or a join via video conference of the Timeplast laboratory and talk with the founder

Be invited to quarterly strategy sessions with our decision-making team

Be a part of a short film for posterity.

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

Timeplast, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares of Common Stock for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

ALL UPDATES

01.18.23

Exciting announcement!

Exciting times ahead at Timeplast.

In the coming weeks, we will be filming our next campaign video. We are proud to announce that this video will showcase the most recent addition to our growing portfolio of products: Pabyss. We don’t want to ruin the surprise but we can tell you that this is a first of its kind machine, designed to work seamlessly with Timeplast's materials to eliminate our costumers' plastic footprint with a 100% level of certainty. This new technology is scalable from in-home models, through industrial models capable of managing an entire city’s plastic waste made using Timeplast.

As always, we thank you for your support and look forward to continued success together.

01.12.23

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Timeplast offering. Here's an excerpt describing the specifics of the change:

Issuer is extending campaign end date.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

01.12.23

We have raised $1M!

To our valued Timeplast investors, we are excited to announce that we have officially reached our goal of 1.07 million dollars via StartEngine. We are so humbled and appreciative of your support as well as your belief in our product and mission.

As you may know, we have completed our first commercial trial on an industrial facility resulting in the first soluble drinking straw using conventional equipment which proves that plastic substitution is possible!

We look forward to growing our company together with you.

Thank you again!

12.27.22

(Picture) We just made history!

https://twitter.com/supersingular/status/1607774276421324800?s=46&t=vEkK3igQvcSENfgFRX1t7g



The first ever thermoplastic hydrosoluble straw made using Timeplast but with conventional plastic equipment which proves that feasible substitution is possible!

11.22.22

(Picture) 800+ lb of Timeplast produced and shipped to our first 8 potential customers!


TIMEPLAST
TIMEPLAST
TIMEPLAST
TIMEPLAST
TIMEPLAST

11.14.22

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Timeplast offering. Here's an excerpt describing the specifics of the change:

Issuer is extending campaign end date

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

11.14.22

All investors will receive a Timeplast sample!

Dear all,

I wanted to remind new and potential investors that we are shipping samples to everyone! We have already shipped over 400 samples and counting.

The idea is for all to see with their own eyes what seems to be science fiction, a plastic material that dissolves within 60 hours.

Thanks again for the support!

Man Rendon.

11.05.22

(Video) Common misconceptions and questions about Timeplast

Dear all,

In this new video, we'll be answering some of the most frequently asked questions/misconceptions about Timeplast. Please click here to watch it.

Thank you again for your continued support!

Man Rendon.

10.27.22

Factory tour invitations sent!

Dear all, we have sent all of the invitations for the first Timeplast's factory in-person tour, which will take place this November 07th, to all of those investors who met the $2500 threshold.

Please check your spam folder in case you didn't see it in your inbox.

If you have any question or concern please don't hesitate to contact us

Kind regards,

Tony Martinez.

10.26.22

(Video) What applications can we substitute now?

Dear all, I hope this note finds you well.

We've made a new video to answer this frequently asked question. (To watch the video please click here)

Please feel free to reach out with any questions or concerns you may have.

As always, thank you for your support.

Man Rendon.

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Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Timeplast.

$100.00

STARTENGINE OWNER'S BONUS

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

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$500.00

$500+

Join our owner's group, "The Deplastifcators" & receive exclusive communications with the founding team & updates w/ our technology. Be displayed in a Timeplast website tab coined "The wall of deplastificators" a historical piece of info.

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$1,000.00

$1,000+

Inclusion in "The Deplasticators" owner's group Video conference tour of Timeplast laboratory and talk with the founder

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$2,500.00

$2,500+

5% Bonus Shares Inclusion in "The Deplasticators" owner's group Be invited to an in-person meeting in Orlando, Florida or a join via video conference of the Timeplast laboratory and talk with the founder

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$5,000.00

$5,000+

10% Bonus Shares Inclusion in "The Deplasticators" owner's group Be invited to an in-person meeting in Orlando, Florida or a join via video conference of the Timeplast laboratory and talk with the founder Be a part of a short film for posterity.

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$20,000.00

$20,000+

15% Bonus Shares Inclusion in "The Deplasticators" owner's group Be invited to an in-person meeting in Orlando Be invited to quarterly strategy sessions with our decision-making team Be a part of a short film for posterity.

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JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

SZ **Skye Zachey** 3 INVESTMENTS
SE Investor • 18 hours ago

Thank you so much Manuel! When does this roll out??!! I live in an area where they still use Styrofoam for take out boxes(because its cheaper...
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1 0

MR **Manuel Rendon**
Timeplast • 12 hours ago

Hi Skye! Thank you for your comment.
...
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0

DB **Dexter Bryant**
a day ago

When will you be taking investments again I was out on a waitlist for this thank you

1 0

MR **Manuel Rendon**
Timeplast • a day ago

Hi Dexter, thank you for reaching out. I believe we're very close. Probably this week.

0

SZ **Skye Zachey** 3 INVESTMENTS
SE Investor • 2 days ago

Would this be harmful to the human body if swallowed by an adult/baby/child/toddler? In a body of water it looks like it would do...
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1 0

MR

Manuel Rendon
Timeplast • a day ago

Hi Skye. Thank you for your question.
...
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0

OT

Orion Torcellini
5 days ago

Just realized I made a typo in my question! I meant to ask, does Timeplast plan to allow the trading of the companies shares on ...
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3 0

OT

Orion Torcellini
4 days ago

Absolutely fantastic! Its incredible how quick you are to answer! Thank you so much!

0

View 2 more replies

YW

Y Wallin
5 days ago

Are you not aware of www.Solubag.cl?

2 0

OT

Orion Torcellini
5 days ago

Trust me man, I got a sample and it acts nothing like the product you cited

0

View 1 more reply

OT

Orion Torcellini
6 days ago

Does Timeplast plan to use startengine's alternative trading service for their shares? Or are you not allowed to say? I wasnt sure on this ...
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1 0

MR

Manuel Rendon
Timeplast • 5 days ago

Hi Orion!
...
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0

SK

Sergio Kuik 1 INVESTMENTS
8 days ago

Can these replace containers for fresh fruits and veggies that "sweat" and release humidity?

1 0

MR

Manuel Rendon
Timeplast • 8 days ago

Hi Sergio! Thank you for your comment.
...
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0

Benoit Boudene
10 days ago

Good morning Manuel,
I thank you for you clear and professional answers....
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0 0

Benoit Boudene
11 days ago

Good afternoon team Timeplast,
Impressed bu such a developement, congratulations....
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1 0

Manuel Rendon
Timeplast • 10 days ago

Hi Benoit, thank you very much for your questions. Please find them addressed below: ...
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0

Aaryaman Singhal 10 INVESTMENTS
18 days ago

Can you say more about the specific materials used? And can you say more about how they affect water quality once dissolved? Do they ...
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3 1

Dara Paquette
5 days ago

Hello! I have a similar question to Aaryaman's. When your pitch mentioned "alcohol based" my first question was: what type of ...
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0

View 2 more replies

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

1. TENSE MUSIC

2. VOICE OVER: Manuel saying; "Imagine a material that looks and feels just like plastic, but goes away overnight after its desired use."

3. VOICE OVER: (Manuel) Hi I'm Manuel Rendon founder of Timeplast.

a. Nowadays you can buy 100% biodegradable plastic

b. 100% recycled plastic

c. Even plastics made 100% from plants.

d. Let's compare them with Timeplast as we put them in water overnight.

e. As you can see, none of these plastics are going away after 12 hours, except for Timeplast.

f. We're solving the actual problem of plastic pollution which is the plastification of our world, our bodies. Many don't know that pregnant women are passing their microplastics levels to their babies. We're talking about the plastification of the Human Species. Which is why I invented Timeplast, the first ever patented replacement for fossil-based plastics, ASTM (American

Society for Testing and Materials)

certified for complete water dissolution.

g. (Tony) Timeplast has developed a

technology that allows the creation of

high-quality, alcohol-based materials

that can make almost anything

conventional plastic can, and then

disappear after its intended use.

5. VOICE OVER: (Dan)Timeplast is redefining

plastic manufacturing- a $579 billion dollar market

that's valued higher than the social media and

smartphone markets combined!

a. (Manny) Cracking the numbers, we can

make around 50 cents of profit per

pound sold, at a price point cheaper than any other fully biobased plastic.

US plastic production alone is about 121

billion pounds,

b. (Victor) And the US only accounts for

20% of the global market plastic

production. Which is why we have

teams all over the world.

c. (Micah) These teams are ready to lead

and deploy a global plastic substitution

campaign to all of those companies that

have pledged to go plastic free and

those affected by legislative pressure.

d. (Eddy) Timeplast is nearing the final

stage prior to commercialization. We need to take our materials and standardize them with the current global plastic industry.

6. VOICE OVER: (Manuel) Our planet looks blue from outer space for a reason, Nature intended for water to be the universal solvent. Let's make water plastic's worst enemy.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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